UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

05th May 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Result of AGM

5th May 2010

CRH plc

Annual General Meeting held on Wednesday, 5th May 2010

All Resolutions proposed at the Annual General Meeting of the Company held on 5th May 2010 were duly passed
, including the following items of special business:

Resolution 9:

"That it is hereby resolved that the provision in Article 60(a) of the Articles of
Association of the Company allowing for the convening of Extraordinary
General Meetings by at least 14 clear days' notice
(where such  meetings are
not convened for the passing of a special resolution) shall continue to be effective.
"

Resolution 10:

"
That approval be and is hereby given for the establishment by the Company of Share Option Schemes (the "2010 Share Option Schemes"), the principal features of which are summarised in the Circular to shareholders dated 31st March 2010 that accompanies the Notice convening this Meeting and that the Directors be and are hereby authorised to:

(a)        take all such action or steps (including the making of amendments to the 2010 Share Option Schemes and the rules thereof) as may be necessary to obtain the approval of the relevant Revenue Authorities for the said Schemes;
(b)       establish schemes in other jurisdictions similar in substance to the Schemes but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such scheme will be treated as counting towards any limits on individual or overall participation in the 2010 Share Option Schemes."

Resolution 11:

"
That approval be and is hereby given for the establishment by the Company of Savings-related Share Option Schemes (the "2010 Savings-related Share Option Schemes"), the principal features of which are summarised in the Circular to shareholders dated 31st March 2010 that accompanies the Notice convening this Meeting and that the Directors be and are hereby authorised to:

(a)        take all such action or steps (including the making of amendments to the 2010 Savings-related Share Option Schemes and the rules thereof) as may be necessary to obtain the approval of the relevant Revenue Authorities for the said Schemes;
(b)       establish schemes in other jurisdictions similar in substance to the 2010 Savings-related Share Option Schemes but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such scheme will be treated as counting towards any limits on individual or overall participation in the 2010 Savings-related Share Option Schemes.
"

Resolution 12:

"
That the Articles of Association of the Company be and are hereby amended by:-

(a)        deleting the definition of "The Acts" and replacing it with the following definition:

" "The Acts" means the Companies Acts, 1963 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006 and the Companies (Amendment) Act 2009, all statutory instruments which are to be read as one with, or construed or read together as one with, the Companies Acts and every statutory modification and re-enactment thereof for the time being in force;"

and the insertion of the following new definition:

"
"Record Date for a General Meeting" means a date and time specified by the Company for eligibility for voting at a general meeting, which may not be more than forty-eight hours
before the general meeting to which it relates;".

(b)       deleting Article 60(a) and replacing it with the following new Article 60(a):

"60.        (a)      Subject to the provisions of the Acts allowing a general
               meeting to be called by shorter notice, an Annual General Meeting and an Extraordinary General Meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice and any other Extraordinary General Meeting shall also be called by at least twenty-one clear days' notice except that it may be called by fourteen clear days' notice where:

(i)    all shareholders, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means either before or at the meeting; and

(ii)   a special resolution reducing the period of notice to fourteen clear days' has been passed at the immediately preceding Annual General Meeting, or at a general meeting held since that meeting.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted.  It shall also give particulars of any Directors who are to retire by rotation or otherwise at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting.  Subject to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share by reason of the death or bankruptcy of a member and to the Directors and the Auditors."

(c)        deleting Article 61 and replacing it with the following new Article 61:

"61.        (a)      All business that is transacted at an Extraordinary
General Meeting shall be deemed special and all business that is transacted at an Annual General Meeting shall also be deemed special with the exception of a declaration of a dividend, the consideration of the accounts and balance sheet and reports of the Directors and the Auditors and any other documents required to be annexed to the balance sheet, the election of Directors, the re-appointment of retiring Auditors, the fixing of the remuneration of the Directors and the Auditors and the passing of Resolutions pursuant to Articles 8A, 8B, 11(d) and 11(e).

(b)     In the case of an Extraordinary General Meeting, a member may request to table a draft resolution under Section 133B(1)(b) of the Act provided that the text of the resolution shall have been received by the Company in hardcopy form or in electronic form at the addresses specified by the Company at least 14 days before the meeting to which it relates."

(d)       deleting the existing Article 70.

(e)        inserting the following new Articles 71 to 73:

"71.        On a poll taken at a meeting of the Company, or at a meeting of any class of shareholders of the Company, a shareholder, whether present in person or by proxy, entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

72.         Subject to such requirements and restrictions as the Directors may specify, the Company may permit shareholders to vote by correspondence in advance of a general meeting in respect of one or more of the resolutions proposed at a meeting.  Where the Company permits shareholders to vote by correspondence, such votes shall only be counted where they are received at the address and before the date and time specified by the Company, provided the date and time is no more than twenty-four hours before the time at which the vote is to be concluded.

73.         Subject to such requirements and restrictions as the Directors may specify, the Company may permit shareholders who are not physically present at a general meeting to vote by electronic means at the meeting in respect of one or more of the resolutions proposed at the meeting."

(f)        deleting the existing Article 72 and replacing it with the following new Article 74:

"74.        (a)     In order to exercise their right to participate and vote at general meetings, a person must be entered on the Register by the Record Date for a General Meeting specified in respect of such general meeting and any change to an entry on the Register after the Record Date for a General Meeting shall be disregarded in determining the right of any person to attend and vote at such general meeting;

(b)     Subject to any special rights or restrictions as to voting upon which any shares may be issued, or may for the time being be held, and subject to the provisions of Article 14, on a show of hands every member present in person and every proxy shall have one vote, so however that no individual shall have more than one vote, and on a poll every member shall have one vote for each share other than an Income Share of which he is a holder."

(g)        the renumbering of the Articles of Association and all cross references therein to reflect the amendments provided for in paragraphs (a) to (f) above.
"

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       05 May 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director